iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

December 12, 2024

VIA EDGAR

Anastasia Kaluzienski

Robert Littlepage

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: iClick Interactive Asia Group Limited (the “Company”)

Form 20-F for the Year Ended December 31, 2023 (“FY2023 20-F”)

File No. 001-38313

Dear Ms. Kaluzienski and Mr. Littlepage:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 2, 2024 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the FY2023 20-F.

Form 20-F for the Year Ended December 31, 2023

ITEM 3. Key Information

Implications of Being a Foreign Private Issuer and a China-based Company, page 4

1.	We note changes you made to your disclosure appearing on pages 4 and 49 relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior 20-F review completed December 12, 2023 that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, please refer to the Division of Corporation Finance’s Sample Letter to China-Based Companies, issued December 2021 and July 2023. In future filings, please restore your disclosure.

The Company acknowledges the Staff’s comment and will restore the disclosure in future filings.

Risk Factors

You may experience difficulties in effecting services of legal process..., page 67

2.	We note your disclosure that a majority of your directors and executive officers reside within China, and most of the assets of these persons are located within China. In future filings, please identify any directors, officers, or members of senior management located in the PRC/Hong Kong. Additionally, please include a separate “Enforceability” section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

The Company acknowledges the Staff’s comment and will identify any directors, officers, or members of senior management located in the PRC/Hong Kong in future filings. In addition, the Company will include a separate “Enforceability” section in future filings, which is attached as Annex A hereto.

If you have any additional questions regarding the FY2023 20-F, please contact Ms. Josephine Ngai, the Chief Financial Officer of iClick Interactive Asia Group Limited, by telephone at +852 3700 9000 or via e-mail at josephine.ngai@i-click.com.

Very truly yours,

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP

Annex A

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted limited liability company, such as political and economic stability, an effective judicial system (except for certain disadvantages discussed below), a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders.

We conduct all of our current operations outside the United States, and all of our assets are located outside the United States. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us, our assets, our directors or officers, or the judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Travers Thorp Alberga, Attorneys at Law, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us, our assets, or our directors or officers, predicated upon the securities laws of the United States or any state in the United States.

Travers Thorp Alberga, Attorneys at Law, has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or reciprocity arrangements for the recognition and enforcement of foreign judgments. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. Therefore, Jingtian & Gongcheng, our counsel as to PRC law, has advised us that there is substantial uncertainty as to whether the courts of the PRC would (1) recognize or enforce judgments of U.S. courts obtained against us, our assets or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the PRC against us, our assets or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us, our assets or our directors or officers in China if they can establish sufficient connection to China for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it will be difficult for foreign shareholders, by virtue only of holding the ordinary shares, to establish a sufficient connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, subject to certain conditions, including but not limited to when the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties or similar charges, the judgment is final and conclusive and has not been stayed or satisfied in full, the proceedings in which the judgment was obtained were not contrary to natural justice and the enforcement of the judgment is not contrary to public policy of Hong Kong, Hong Kong courts may accept such judgment obtained from a United States court as a debt due under the rules of common law enforcement. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.